Exhibit 77K

For the period ending 09/30/04

File number:   811-05009

CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT


On July 2, 2004, Colorado BondShares - A Tax Exempt Fund (the "Fund") terminated the engagement of Fortner Bayens Levkulich & Co., P.C. ("FBL") as its independent certified public accountant. The decision to terminate FBL was approved by the Fund's Board of Trustees including all disinterested Trustees. On July 2, 2004 and later ratified on September 30, 2004, the Board of Trustees of the Fund appointed Anton Collins Mitchell LLP ("ACM") as the new independent registered public accounting firm of the Fund.

The audit reports issued by FBL on the financial statements of Colorado BondShares - A Tax Exempt Fund as of and for the fiscal years ended September 30, 2003 and 2002 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the two year period ended September 30, 2003 and the interim period from October 1, 2003 through July 2, 2004, there were no disagreements between the Fund and FBL on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to FBL's satisfaction, would have caused FBL to make reference to the subject matter of the disagreements in connection with its reports on the Fund's financial statements for such periods, nor have there been any reportable events as listed in Item 304 (a)(1)(iv) of Regulation S-K.

During the Fund's two most recent fiscal years and through July 02, 2004, the Fund had not consulted with ACM, with respect to any of the matters or reportable events set forth in Item 304(a)(2) of Regulation S-K.